United States securities and exchange commission logo





                             January 20, 2022

       Bill Caragol
       Chief Financial Officer
       MAINZ BIOMED N.V.
       Robert Koch Strasse 50
       55129 Mainz
       Germany

                                                        Re: MAINZ BIOMED N.V.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
14, 2022
                                                            CIK No. 0001874252

       Dear Mr. Caragol:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at (202) 551-4511 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              William Rosenstadt